As filed with the Securities and Exchange Commission on July 17, 2002 File No. __________

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                    RTR, INC.
                 (Name of small business issuer in its charter)

                  Delaware                                    33-1000768
     (State  or  other  jurisdiction  of                  (I.R.S.  Employer
       incorporation  or  organization)                 Identification Number)


                           C/O Riggs & Associates LLC
                              18 Leonard Farms Way
                             Wethersfield, CT  06109
                                 (860) 529-6500
          (Address and Telephone Number of principal executive offices)

                              George L. Riggs, III
                           C/O Riggs & Associates LLC
                                 P.O. Box 290975
                          Wethersfield, CT  06129-0975
                                 (860) 529-6500
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Michael S. Krome, P.C.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:
                     Common Stock, $.001 par value per share

                                Table of Contents


Part  I


Item  1.     Description  of  Business


Item  2.     Plan  of  Operation


Item  3.     Description  of  Property

Item  4.     Security  Ownership  of  Certain  Beneficial  Owners  and
             Management

Item  5.     Directors  and  Executive  Officers,  Promoters and Control Persons

Item  6.     Executive  Compensation

Item  7.     Certain  Relationships  and  Related  Transactions

Item  8.     Description  of  Securities


Part  II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholders Matters

Item  2.     Legal  Proceedings

Item  3.     Changes  in  and  Disagreements  with  Accountants

Item  4.     Recent  Sales  of  Unregistered  Securities

Item  5.     Indemnification  of  Directors  and  Officers


Part  Financial  Statements


Part  III

Item  1.     Index  to  Exhibits

Item  2,     Description  of  Exhibits

                                     PART I

Item  1   DESCRIPTION  OF  BUSINESS

Forward-Looking  Statements

     This Form 10-SB contains "forward-looking" statements that involve risks and uncertainties. Forward-looking statements include statements about future business plans and strategies, and other statements that are not historical in nature. Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below, that could cause actual results to be materially different from any future results, performance or achievements expressed or implied. Accordingly, readers should not place undue reliance on forward-looking statements. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

General

RTR Inc. the ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History  of  the  Company

The Company was incorporated on April 12, 2002, under the laws of the State of Delaware. The Company has never had any operations or assets since inception.



Item  2:          Plan  of  Operation

Industry  Overview  and  Opportunity

Currently, the Company is seeking a favorable a business opportunity to acquire. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant. The Company cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

Market  Overview

It is anticipated that business opportunities will be identified for the Company through its officers and directors and through professional advisors, including members of the financial and legal community.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

Capital  Resources

The Company has never had any operations or assets since inception. The Company is fully dependent upon its shareholders to provide sufficient working capital and other services to preserve the integrity of the Company.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining a suitable business opportunity.

Environmental  Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

Item  3:          DESCRIPTION  OF  PROPERTY

The  Company  does  not  own  any  properties.


Item  4:         SECURITY  OWNERSHIP  OF  CERTAIN   BENEFICIAL  OWNERS  AND
                 MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on May 29, 2002, by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name  and  address          Shares  Owned          Percentage
----------------          -----------------      -------------
Andrew  Roth                 3,000,000              33.3

C  &  M  Management
     Consulting,  Inc.       3,000,000              33.3

George  L.  Riggs,  III      3,000,000              33.3




Item  5:          DIRECTORS,  EXECUTIVE  OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                                   Age          Position
-------                               -----        ----------
Andrew  Roth                           51           President
George  L.  Riggs,  III                51           Treasurer  and  Secretary

Andrew  Roth
------------

Mr. Roth is a businessman and a founder and managing agent for Classic Development Inc., Clay Realty LLC and First Huron LLC. Mr. Roth has over 28 years of experience in real estate acquisition and development. He attended the civil engineering school at City Collage of New York.

George  L.  Riggs,  III
-----------------------

Mr. Riggs is a CPA in the states of Connecticut and Vermont. He was the founder and Managing partner of Riggs & Associates, LLP prior to its merger with Centerprise Advisors, a newly formed national financial advisory firm. Mr. Riggs has over twenty-five years experience in public accounting, including 13 years as an audit partner at Deloitte & Touche, LLP. He received a B.S. in Business Administration from the University of Hartford and an M.B.A. from the University of Connecticut


Item  6:          EXECUTIVE  COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the period through the date of this filing.


Item  7:          CERTAIN  RELATIONSHIP  AND  RELATED  TRANSACTIONS

C & M Consulting, Inc. received its stock for compensation of certain financial advisory services provided to the Company.

George L. Riggs, III received his stock for compensation for certain administrative services provided to the Company.


Item  8:          DESCRIPTION  OF  SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of June 16, 2002, all 9,000,000 of the 9,000,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend  Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.


Item  2:          LEGAL  PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item  3:          CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

None


Item  4:          RECENT  SALES  OF  UNREGISTERED  SECURITIES

None


Item  5:          INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

                                    RTR INC.
                          (a development stage entity)

                              FINANCIAL STATEMENTS
                                       AND
                           INDEPENDENT AUDITORS REPORT

                              Period from Inception
                                (April 12, 2002)
                             through April 30, 2002

RTR,  INC.
(a  development  stage  entity)



TABLE  OF  CONTENTS



                                                          Page
REPORT  OF  INDEPENDENT  AUDITOR                           1

FINANCIAL  STATEMENTS

     Balance  Sheet                                        2
     Statements  of  Operations                            3
     Statement  of  Changes  in  Stockholders'  Equity     4
     Statements  of  Cash  Flows                           5
     Notes  to  Financial  Statements                      6

                                   Aaron Stein
                            CERTIFIED PUBLIC ACCOUNT
                                 981 ALLEN LANE
                                  P.O. BOX 406
                               WOODMERE, NY 11598
                                  516-569-0520



REPORT  OF  INDEPENDENT  AUDITOR


To  the  Board  of  Directors  and  Stockholders'
     RTR  INC.


I have audited the accompanying balance sheet of RTR INC. (a development stage company) as of April 30, 2002 and the related statements of operations, stockholders' equity and cash flows for the period from April 12, 2002 (date of inception) to April 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RTR INC. (a development stage company) as of April 30, 2002 and the results of its operations and its cash flows for the period from April 12, 2002 (date of inception) to April 30, 2002 in conformity with accounting principles generally accepted in the United States of America



Aaron  Stein  CPA
Woodmere,  New  York
July  10,  2002

RTR,  INC.
BALANCE  SHEET
APRIL  30,  2002

ASSETS

CURRENT ASSETS
  Cash                                         $ 2,618
                                               -------

      Total current assets                                $ 2,618
                                                          -------


                                                          $ 2,618
                                                          =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accrued expenses                             $ 3,556
                                               -------

      Total current liabilities                           $ 3,556
                                                          -------

STOCKHOLDERS' DEFICIT
  Common stock
    Voting shares, $0.001 par value,
      10,000,000 shares authorized,
      9,000,000 shares issued and outstanding    9,000
   Accumulated deficit                          (9,938)
                                               -------

      Total stockholders' deficit                          (938)
                                                         -------

                                                         $2,618
                                                         =======

See  notes  to  financial  statements.

RTR,  INC.
STATEMENT  OF  OPERATIONS
PERIOD  FROM  INCEPTION  (APRIL  16,  2002)
THROUGH  APRIL  30,  2002

REVENUE
                            $        -
                            -----------

GENERAL AND ADMINISTRATIVE
  Consulting fees           $    6,000
  Auditing fees                  3,500
  Other expenses                   438
                            -----------
                            $    9,938
                            -----------


NET LOSS                    $   (9,938)
                            ===========


LOSS PER SHARE

  Basic                     $   (0.001)
                            ===========

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

  Basic                      9,000,000
                            ===========

See  notes  to  financial  statements.

RTR,  INC.
STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
PERIOD  FROM  INCEPTION  (APRIL  16,  2002)
     THROUGH  APRIL  30,  2002

                                      COMMON  STOCK
                                   --------------------
                                   SHARES       AMOUNT
                                   --------  ----------


April 16, 2002 (inception)                   0        -



Issuance of Common Stock             9,000,000   $9,000

                                             -        -
                                    -----------  ------

Balance at May 15, 2001              9,000,000   $9,000
                                    ===========  ======

                                              ACCUMULATED
                                                DEFICIT
                                               ----------

April 16, 2002 (inception)                      $     -


Net loss                                          (9,938)
                                               -----------

                                                      -
                                               -----------

Total accumulated deficit                      $  (9,938)
                                               ===========



Total stockholders deficit                     $    (938)
                                               ===========

See  notes  to  financial  statements.

RTR,  INC.
STATEMENT  OF  CASH  FLOWS
PERIOD  FROM  INCEPTION  (APRIL  16,  2002)
     THROUGH  APRIL  30,  2002



CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                             $ 9,938
  Adjustments to reconcile net loss to net
  cash used in operating activities:
      Common stock issued for consulting services        6,000
      Changes in assets and liabilities:
        Accrued expenses                                 3,556
                                                   ------------

          Net cash used in operating activities                   $     (382)
                                                                 ------------
  Financing activities:
    Proceeds from issuance of common stock                             3,000
                                                                 ------------

          NET INCREASE IN CASH                                         2,618

CASH AND CASH EQUIVALENTS, Beginning                                       -
                                                                 ------------

CASH AND CASH EQUIVALENTS, End                                   $     2,618
                                                                 ============

SUPPLEMENTAL DISCLOSURES OF CASH PAYMENTS

  Interest                                                       $       -
                                                                 ============

  Taxes                                                          $       -
                                                                 ============


See  notes  to  financial  statements.

RTR,  INC.
NOTES  TO  FINANCIAL  STATEMENTS


NOTE  1  OPERATIONS  AND  SIGNIFICANT  ACCOUNTING  POLICIES

FORMATION

On April 12, 2002 RTR INC was formed as a Delaware corporation for the purpose of entering into a business combination with an operating entity or other purpose as yet to be identified. The corporation issued 3,000,000 shares to an officer/director for $3,000 cash ($0.001 par value), 3,000,000 shares with a fair value of $3000.00 for administrative services rendered by an officer/director of the corporation, and 3,000,000 shares with a fair value of $3000.00 for financial consulting services rendered to an unaffiliated party. RTR INC is filing a registration statement on Form 10-SB to make the Company a reporting entity under the Securities Exchange Act of 1934.


SIGNIFICANT  ACCOUNTING  POLICIES

INCOME TAXES - the Company accounts for income taxes under the asset and liability method. Deferred income taxes and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse.

USE OF ESTIMATES IN FINANCIAL STATEMENTS Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

LOSS PER SHARE----- Loss per share is computed based upon the net loss for the period divided by the weighted average shares outstanding during the period.


NOTE  3  -  INCOME  TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of April 30, 2002 are as follows:

Tax  benefit  of  Net  Operating  Loss  Carryforward-current     $3,000
Valuation  allowance                                            ($3,000)
                                                                --------
Net  Amount  recognized                                          $  -0-
                                                                --------

In that the valuation allowance at April 30, 2002 relates primarily to tax assets associated with net operating losses, management's assessment is that the nature of future taxable income may not allow the Company to realize theses tax benefits of the net operating losses within the prescribed carry forward period. Accordingly, an appropriate valuation allowance has been made.

                                    PART III

Item  1:          INDEX  TO  EXHIBITS

Attached  hereto  are  the  exhibits  as  required.

Item  2:          DESCRIPTION  OF  EXHIBITS


Exhibit  No.      Description  of  Exhibit
-----------       ----------------------
3.1               Articles  of  Incorporation
3.2               By-Laws

EXHIBIT 3.1

STATE  OF  DELAWARE
SECRETARY  OF  STATE
DIVISION  OF  CORPORATIONS
FILED  09:00  AM  04/12/2002
020236428  -  3513541

CERTIFICATE  OF  INCORPORATION

FIRST:  The  name  of  this  corporation  shall  be:

RTR,  INC.

SECOND: Its registered office in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD:  The  purpose  or  purposes  of  the  corporation  shall  be:
To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

Ten  Million  (10,000,000)  shares  of  Common  Stock  with a par value of $001.

FIFTH:  The  name  and  address  of  the  incorporator  is  as  follows:

Lynn  CanneLongo
Corporation  Service  Company
2711  Centerville  Road
Suite  400
Wilmington,  Delaware  19808

SIXTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

SEVENTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directors duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this certificate of incorporation this twelfth April, AD. 2002,
                             /s/ Lynn CanneLongo
                              ___________________
                              Lynn  CanneLongo
                              Incorporator

City  of  Wilmington
County  of  New  Castle
Dated:  April  12,  2002

                 ORGANIZATION ACTION IN WRITING OF INCORPORATOR
                                       OF
                                    RTR, INC,
                           (Organized April 12, 2002)


The following action is taken this day through this instrument by the incorporator of the above corporation:

1. The election of the following person to serve as the director of the corporation until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal:

                                  GEORGE RIGGS
                                  ANDREW ROSS


                         /s/  Lynn  CanneLongo
                         ________________
                         Lynn  CanneLongo
                         Incorporator

EXHIBIT 3.2


                                     BYLAWS
                                       OF
                                    RTR, INC.
                            (a Delaware Corporation)

                                    ARTICLE I
                                  STOCKHOLDERS

     l.  CERTIFICATES REPRESENTING STOCK. Certificates representing stock in the
         --------------------------------
corporation shall be signed by, or in the name of, the corporation by the Chairperson or Vice-Chairperson of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

     Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

     The corporation may issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or such owner's legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

     2.  UNCERTIFICATED SHARES. Subject to any conditions imposed by the General
         ----------------------
Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertifcated shares. Within a reasonable time after the issuance or transfer of any
                                                                               .

uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

      3.  FRACTIONAL SHARE INTERESTS. The corporation may, but shall not
          --------------------------
be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.


         4.  STOCK  TRANSFERS. Upon  compliance  with  provisions
             ----------------
restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by the registered holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

         5. RECORD DATE FOR STOCKHOLDERS. In order that the corporation may
            ----------------------------
determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution  fixing  the  record  date  is adopted by the Board of Directors, and
                                                                               .

which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

     6.  MEANING OF  CERTAIN  TERMS. As  used  herein in respect of the right to
         ---------------------------
notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

      7.  STOCKHOLDER  MEETINGS.
          ---------------------
    -  TIME. The annual meeting shall be held on the date and at the time fixed,
       ----
from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

    -  PLACE. Annual  meetings and special meetings shall be held at such place,
       -----
within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.
    -  CALL. Annual meetings and special meetings may be called by the directors
       ----
or  by  any  officer  instructed  by  the  directors  to  call  the  meeting.

   - NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given,
     --------------------------
stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by snail, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at such stockholder's record address or at such other address which such stockholder may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States Mail. If a meeting is adjourned to another time, not more than thirty days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by such stockholder before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

     -  STOCKHOLDER LIST. The  officer who has charge of the stock ledger of the
        ----------------
corporation shall prepare and snake, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

           -  CONDUCT  OF  MEETING. Meetings  of the stockholders
              --------------------
shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairperson to be chosen by the stockholders. The Secretary of the corporation, or in such Secretary's absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairperson of the meeting shall appoint a secretary of the meeting.

            -  PROXY  REPRESENTATION. Every  stockholder  may
               ---------------------
authorize another person or persons to act for such stockholder by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by such stockholder's attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

            -  INSPECTORS. The directors, in advance of any meeting, may, but
               ----------
need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such inspector's ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors. Except as may otherwise be required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

    - QUORUM. The holders of a majority of the outstanding shares of stock shall
      ------
constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

     -  VOTING.     Each  share of stock shall entitle the holder thereof to one
        ------
vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

     8.  STOCKHOLDER ACTION  WITHOUT  MEETINGS. Except  as  any provision of the
         --------------------------------------
General Corporation Law may otherwise require, any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of Section 228 of the General Corporation Law.

                                   ARTICLE II

                                   DIRECTORS

     1.  FUNCTIONS AND  DEFINITION. The  business and affairs of the corporation
         --------------------------
shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

     2.  QUALIFICATIONS  AND  NUMBER. A director  need  not  be a stockholder, a
         ---------------------------
citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of two persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first

Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be. The number of directors may be increased or decreased by action of the stockholders or of the directors.


      3.  ELECTION  AND  TERM. The first Board of Directors,
          -------------------
unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

    4.  MEETINGS.
        ---------
     - TIME. Meetings  shall be held at such time as the Board shall fix, except
       ----
that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

    - PLACE. Meetings shall be held at such place within or without the State of
      -----
Delaware  as  shall  be  fixed  by  the  Board.


     -  CALL.  No  call  shall  be  required  for  regular
        ----
meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairperson of the Board, if any, the Vice-Chairperson of the Board, if any, of the President, or of a majority of the directors in office.

     -  NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for
        ----------------------------------------
regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by such director or member before or after the time stated therein. Attendance of any such person at a meeting- shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be . The number of directors may be increased or decreased by action of the stockholders or of the directors.

be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.


        -  QUORUM  AND  ACTION. A  majority  of the whole Board
           -------------------
shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

                           Any member or members of the Board of Directors or of
any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.



           -  CHAIRPERSON  OF THE MEETING.  The Chairperson of the
              ---------------------------
Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairperson of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.



            5.  REMOVAL  OF  DIRECTORS.  Except as may otherwise be
                ----------------------
provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

           6.  COMMITTEES. The Board of Directors may designate  one  or  more
               ----------
committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any power or authority the delegation of which is prohibited by
Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

     7.  WRITTEN ACTION. Any  action  required  or  permitted to be taken at any
         ---------------
meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                                  ARTICLE III

                                    OFFICERS

     The officers of the corporation shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairperson of the Board, a Vice-Chairperson of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution of the Board of Directors choosing them shall designate. Except as may otherwise be provided in the resolution of the Board of Directors choosing such officer, no officer other than the Chairperson or Vice-Chairperson of the Board, if any, need be a director. Any number of offices may be held by the same person, as the directors may determine.

     Unless otherwise provided in the resolution choosing such officer, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor shall have been chosen and qualified.

     All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to such Secretary or Assistant Secretary. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

                                   ARTICLE IV
                                  -----------
                                 CORPORATE SEAL
                                 --------------

The corporate seal shall be in such form as the Board of Directors shall prescribe.

                                    ARTICLE V
                                   ----------
                                  FISCAL YEAR
                                  -----------

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                   ARTICLE VI
                                   ----------
                               CONTROL OVER BYLAWS
                               -------------------
     Subject to the provisions of the certificate of incorporation and the provisions of the General Corporation Law, the power to amend, alter, or repeal these Bylaws and to adopt new Bylaws may be exercised by the Board of Directors or by the stockholders.


     I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the Bylaws of RTR, INC. , a Delaware corporation, as in effect on the date hereof.

Dated:     April  17,  2002

                                         /s/
                                         _______________________________
                                         Secretary  of  RTR,  Inc.